Exhibit (a)(1)(A)

WESTIN HOTELS LIMITED PARTNERSHIP RESPONDS TO STARWOOD LETTER

     White Plains, NY, November 25, 2003 – The following is the text of a letter from Alan Schnaid and Thomas Smith, directors of the general partner of Westin Hotels Limited Partnership, sent today to Kenneth Siegel, Executive Vice President, General Counsel and Secretary of Starwood Hotels & Resorts Worldwide, Inc.:

Westin Realty Corp.

1111 Westchester Avenue
White Plains, New York 10604

November 25, 2003

Starwood Hotels & Resorts Worldwide, Inc.
1111 Westchester Avenue
White Plains, New York 10604
Attn: Kenneth S. Siegel

Dear Ken:

     We refer to your letter dated November 21, 2003 relating to the tender offer by Starwood Hotels & Resorts Worldwide, Inc. and WHLP Acquisition LLC (collectively, “Starwood”) to purchase all of the outstanding limited partnership units of Westin Hotels Limited Partnership (“WHLP”) for $625 per unit (the “Offer Price”).

     As you note in your letter, our financial advisor, Houlihan Lokey Howard & Zukin Financial Advisors Inc. (“Houlihan Lokey”), determined that the Offer Price is not fair to the limited partners of WHLP from a financial point of view. In response to your request to meet with us and/or our advisors regarding the availability of more recent financial information that would assist you in evaluating whether to increase the Offer Price, we do not think such a meeting would be beneficial at this time.

     However, we encourage Starwood to increase the Offer Price to an amount that would be deemed by Houlihan Lokey to be fair to the limited partners of WHLP from a financial point of view. We also encourage Starwood to consider the value of The Westin Michigan Avenue Hotel (the “Hotel”) and the other assets of WHLP, rather than the price offered in other recent tender offers for units of WHLP, in determining the amount by which to increase the Offer Price.

     To assist Starwood in deciding whether and by how much to increase the Offer Price, we have included with this letter certain October financial information and November revenue information for the Hotel. If there is additional information Starwood deems necessary in making its decision, please let us know.

Starwood Hotels & Resorts Worldwide, Inc.
November 25, 2003

Very truly yours, WESTIN REALTY CORP.

By:

Alan Schnaid
Director

By:

Thomas Smith
Director

Starwood Hotels & Resorts Worldwide, Inc.
November 25, 2003

Unaudited Financial Information

	MONTH ENDED
	OCTOBER 31,

	2003	2002

WESTIN MICHIGAN AVENUE HOTEL:
Net Income	$936,588	$2,227,086

     Note 1: These results represent the results of the Hotel and not the consolidated financial results of WHLP. As such, these results exclude certain costs borne by WHLP, including additional administrative and general expenses such as printing, postage, and professional fees. Additionally, these results exclude interest expense recorded by WHLP related to the note from the General Partner and interest income earned on WHLP’s cash account.

     Note 2: The results for October 2002 include a non-recurring reduction in real estate taxes as a result of a property tax refund of approximately $1.7 million related to prior periods.

	FROM NOVEMBER 1 TO
	NOVEMBER 21,

	2003	2002

WESTIN MICHIGAN AVENUE HOTEL:
Total operating revenues (in thousands)	$2,816	$3,324
Revenue per available room	$127.03	$150.74
Average daily rate	$153.04	$182.07
Occupancy	83.01%	82.79%